SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

International Wire Group, Inc.
Camden Wire Co., Inc.
International Wire Rome Operations, Inc.
IWG Resources LLC
Omega Wire, Inc.
OWI Corporation
Wire Technologies, Inc.
(Name of Applicants)

101 South Hanley Road
Suite 1075
St. Louis, Missouri 63105
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount

10% Senior [Secured] Notes due 2011	$75,000,000

Approximate date of proposed public offering:
Upon the Effective Date under the Plan (as defined herein).

Glenn J. Holler
Chief Financial Officer
101 South Hanley Road
Suite 1075
St. Louis, Missouri 63105
(Name and Address of Agent for Service)

With a copy to:

R. Scott Cohen, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

ITEM 1. GENERAL INFORMATION
ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE
ITEM 3. AFFILIATES
ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS
ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES
ITEM 6. UNDERWRITERS
ITEM 7. CAPITALIZATION
ITEM 8. ANALYSIS OF INDENTURE PROVISIONS
ITEM 9. OTHER OBLIGORS
SIGNATURE
Exhibit Index
Certificate of Incorporation of International Wire Rome Operations, Inc.
Articles of Organization of IWG Resources LLC
Bylaws of International Wire Rome Operations, Inc.
Limited Liability Company Agreement of IWG Resources LLC
Second Amended and Restated Disclosure Statement
Debtors' Second Amended and Restated Joint Plan of Reorganization

FORM T-3

GENERAL

ITEM 1. GENERAL INFORMATION.

     (a) The Applicant, International Wire Group, Inc., is a corporation. The following subsidiaries of the Applicant will guarantee the Notes (defined below), and are co-applicants (the “Co-Applicants”) hereunder. The Co-Applicants have the form of organization and are formed under the laws of the states indicated below:

Jurisdiction of
Legal Names	Organization	Form of Organization
Camden Wire Co., Inc.	New York	Corporation
International Wire Rome Operations, Inc.	Delaware	Corporation
IWG Resources LLC	Nevada	Limited Liability Company
Omega Wire, Inc.	Delaware	Corporation
OWI Corporation	New York	Corporation
Wire Technologies, Inc.	Indiana	Corporation

     (b) The Applicant is a Delaware corporation. The state of formation of each Co-Applicant is indicated in Item 1(a) above.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

     The Applicant intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement (the “Disclosure Statement”) and an accompanying Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Plan”) of the Applicant and the Co-Applicants (collectively, the “Debtors”), copies of which are included as Exhibits T3E-1 and T3E-2 to this application, 10% Notes due 2011 (the “Notes”) in an aggregate principal amount equal to $75,000,000. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed by amendment to this application once it has been negotiated. A term sheet (the “Term Sheet”) listing certain terms of the Notes is attached to the Plan as Exhibit A.

     The Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by section 1145 of title 11 of the United States Code, as amended (the “Bankruptcy Code”). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. The Applicant believes that the offer and exchange of the Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Plan, Notes will be issued to the holders of the Applicant’s (i) 14% Senior Subordinated Notes due 2005, (ii) 11-3/4% Senior Subordinated Notes due 2005 and (iii) 11-3/4% Series B Senior Subordinated Notes due 2005 in satisfaction of their claims against all of the Debtors. A more complete description of the Notes will be provided in the Indenture, which will be filed by amendment to this application once it has been negotiated and drafted.

AFFILIATIONS

ITEM 3. AFFILIATES.

     (a) Set forth below are the affiliates of Applicant and the Co-Applicants prior to and after the date the Plan becomes effective (the “Effective Date”), including a list of all subsidiaries of the Applicant (the “Subsidiaries” and each a “Subsidiary”). Each Subsidiary is, directly or indirectly, wholly owned by the Applicant.

Jurisdiction of Incorporation
Affiliate	or Qualification
Cablerie E. Charbonnet, S.A.	France
Camden Wire Co., Inc.	New York
International Wire Rome Operations, Inc.	Delaware
International Wire S.A.S.	France
International Wire Group S.A.S.	France
Italtrecce-Societa Italiana Trecce Affini S.r.l.	Italy
IWG Durango, S de RL de CV	Mexico
IWG International, Inc.	Barbados
IWG-Philippines, Inc.	Philippines
IWG Resources LLC	Nevada
IWG Services Company, S de RL de CV	Mexico
Omega Wire, Inc.	Delaware
OWI Corporation	New York
Tresse Metallique J. Forissier, S.A.	France
Wire Technologies, Inc.	Indiana

     As of the date of this application, International Wire Holding Company owns 100% of the voting securities of the Applicant. Please note that all equity interests in the Applicant outstanding as of the date of this application will be cancelled as of the Effective Date pursuant to the Plan. International Wire Holding Company will own 4% of the voting securities of the Applicant as of the Effective Date, subject to dilution by options granted to members of management. After the Effective Date, it is expected that [            ] will own five percent or more of the voting securities of the Applicant, which percentage is expected to be approximately [   ]%. Item 5(ii) identifies the holders who have a 10 percent or greater interest in the voting securities of the Co-Applicants as of the date of this application, which will remain the same after the Effective Date. The directors and executive officers of the Applicant and Co-Applicants as identified in Item 4 hereof may be deemed to be affiliates of the Applicant by virtue of their position. Item 4(i)(a) identifies the directors of Applicant prior to the Effective Date and Item 4(i)(b) indicates that those persons who shall serve as directors of the Applicant’s reorganized board of directors as of the Effective Date will be disclosed at or prior to the confirmation hearing of the Plan. It is expected that existing executive officers of the Applicant identified in Item 4(i)(a) shall continue to serve in their current capacities after the Effective Date, other than those officers identified as employees of Hanley Partners, Inc. It is expected that existing officers of each of the Co-Applicants identified in Item 4(ii)(a) shall continue to serve in their current capacities after the Effective Date, other than those officers identified as employees of Hanley Partners, Inc. Item 4(ii)(b) indicates that those persons who shall serve as directors/managers of the Co-Applicant’s reorganized boards of directors as of the Effective Date will be disclosed at or prior to the confirmation hearing of the Plan.

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

     (i) Applicant

     (a) The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and officer listed below is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1075, St. Louis, Missouri 63105.

Name	Office
Joseph M. Fiamingo	Chief Executive Officer; Director
Rodney D. Kent	President and Chief Operating Officer; Director
David J. Webster†	Chief Restructuring Officer and Secretary
Glenn J. Holler	Senior Vice President and Chief Financial Officer
Donald F. DeKay	Vice President – Finance
Chrysant E. Makarushka	Vice President
Daniel J. Weber†	General Counsel
Kelly E. Wetzler†	Assistant Secretary
Jack D. Furst	Director
Charles W. Tate	Director
John A. Gavin	Director
Thomas P. Danis	Director
Richard W. Vieser	Director
William Lane Pennington	Director

     (b) Those persons who shall serve as directors of the Applicant’s reorganized Board of Directors as of the Effective Date will be disclosed at or prior to the confirmation hearing of the Plan. It is expected that existing executive officers of the Applicant shall continue to serve in their current capacities after the Effective Date, other than those officers identified as employees of Hanley Partners, Inc.

     (ii) Co-Applicants

     (a) (1) The following table sets forth the names of and all offices held by all current directors and executive officers of each of the Co-Applicants other than the Co-Applicant set forth in the table in Item 4(ii)(a)(2). The address for each director and officer listed below is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1075, St. Louis, Missouri 63105.

Name	Office
Joseph M. Fiamingo	Chief Executive Officer; Director
David J. Webster†	Senior Vice President and Secretary; Director
Daniel J. Weber†	Assistant Secretary
Kelly E. Wetzler†	Assistant Secretary

†	Employee of Hanley Partners, Inc.

          (2) IWG Resources LLC

     The following table sets forth the names of and all offices held by the current manager and executive officers of IWG Resources LLC. The address for the manager and each officer listed below is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1075, St. Louis, Missouri 63105.

Name	Office
Joseph M. Fiamingo	Chief Executive Officer
David J. Webster†	Senior Vice President and Secretary; Sole Manager
Kelly E. Wetzler†	Assistant Secretary
Daniel J. Weber†	Assistant Secretary

     (b) Those persons who shall serve as directors/managers of the reorganized Co-Applicants as of the Effective Date will be disclosed at or prior to the confirmation hearing of the Plan. It is expected that existing executive officers of each of the Co-Applicants shall continue to serve in their current capacities after the Effective Date, other than those officers identified as employees of Hanley Partners, Inc.

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

     (i) Applicant

     (a) As of the date of this application, International Wire Holding Company owns 1,000 shares of common stock of the Applicant, representing 100% of the outstanding voting securities of the Applicant. Please note that all equity interests in the Applicant outstanding as of the date of this application will be cancelled as of the Effective Date pursuant to the Plan. International Wire Holding Company will own 4% of the voting securities of the Applicant as of the Effective Date, subject to dilution by options granted to members of management.

     (b) Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Applicant voting securities to be outstanding as of the Effective Date.

Name and			Percentage of Voting
Complete Mailing Address	Title of Class Owned	Amount Owned	Securities Owned

[to be determined]

     (ii) Co-Applicants

          The Applicant owns, directly or indirectly, all of the voting securities of each of the Co-Applicants as of the date of this application and will continue to own all of the voting securities as of the Effective Date.

UNDERWRITERS

ITEM 6. UNDERWRITERS.

     (a) Within the three years prior to the date of the filing of this application, no securities have been offered which are outstanding on the date of this application.

     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

†	Employee of Hanley Partners, Inc.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

     (i) Applicant

     (a) (1) The following tables set forth certain information with respect to each authorized class of securities of the Applicant as of [              ], 2004. (The footnotes, which describe the voting rights with respect to the voting securities of Applicant, are contained in subsection (b) below.)

Title of Equity Securities	Amount Authorized	Amount Outstanding
Common Stock	5,000,000	1,000

	Principal Amount Issued	Principal Amount
	Under Applicable	Outstanding as of
Title of Debt Securities	Indenture	May 10, 2004*
14% Senior Subordinated Notes due 2005	$10,000,000	$5,000,000
11-3/4% Senior Subordinated Notes due 2005	$150,000,000	$150,000,000
11-3/4% Series B Senior Subordinated Notes due 2005	$150,000,000	$150,000,000

          (2) The following table sets forth certain information with respect to each class of securities of the Applicant to be authorized and outstanding as of the Effective Date.

Title of Class	Amount Authorized	Amount Outstanding
New Common Stock, par value $0.01 per share	20,000,000	10,000,000
10% Senior [Secured] Notes due 2011	$75,000,000	$75,000,000

     (b) As of the date of this application, each share of Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant’s Common Stock. As of the Effective Date, each share of New Common Stock will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant’s New Common Stock.

     (ii) Co-Applicants

          The Applicant owns, directly or indirectly, all of the voting securities of each of the Co-Applicants as of the date of this application and will continue to own all of the voting securities as of the Effective Date.

*	Excludes $29,259,306 accrued and unpaid interest as of March 24, 2004.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

     A more complete general description of certain provisions of the Indenture to be qualified will be provided at such time as this application is amended to include, among other things, a copy of the Indenture. The Notes will mature seven years after the Effective Date. Interest on the Notes will accrue at the rate of 10% per annum on the basis of a 360-day year and will be payable in cash semi-annually in arrears on six month intervals. The Notes will be redeemable by the Applicant at any time on or after the third anniversary of the Effective Date, at its option, in whole or in part. At any time prior to the third anniversary of the Effective Date, the Applicant may, at its option, use the net proceeds from one or more equity offerings to redeem up to 35% of the aggregate principal amount of the Notes at 110% of the principal amount of the redeemed notes, plus accrued and unpaid interest. In addition, at any time prior to the third anniversary of the Effective Date, the Applicant may, at its option, use all or a portion of the net proceeds from an asset disposition of $50 million or more to redeem a portion of the Notes at 110% of the principal amount of the redeemed notes, plus accrued and unpaid interest. The Applicant will use its reasonable best efforts to arrange for (i) the Notes to be ranked on parity with its existing and future senior indebtedness and to be guaranteed, pursuant to upstream guaranties, on a senior basis, by the Co-Applicants, and (ii) the Notes to be secured by the grant of liens covering the property of the Applicant and the Co-Applicants, coexistent with the liens granted to secure the indebtedness under a senior, secured credit facility to be entered into on the Effective Date; provided, however, that the liens shall be expressly junior to the liens securing the indebtedness under the new senior secured credit facility. In the event the exit lender rejects the proposed senior ranking of the Notes, the Notes will be designated senior subordinated obligations of the Applicant and the Co-Applicants, subordinate only to the indebtedness under the new senior secured credit facility.

ITEM 9. OTHER OBLIGORS.

     The Applicant’s obligations with respect to the Notes will be guaranteed by the Co-Applicants identified in Item 1(a).

Contents of Application for Qualification. This Application for Qualification comprises—

(a)	Pages numbered 1 to 12, consecutively (including an attached Exhibit Index).

(b)	The statement of eligibility and qualification of the trustee under the indenture to be qualified: To be supplied by amendment (see Exhibit T3G).

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A-1	Restated Certificate of Incorporation of Applicant (incorporated by reference to Applicant’s current report on Form 10-K for the fiscal year ended December 31, 1996).

Exhibit T3A-2	Certificate of Incorporation of Camden Wire Co., Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3A-3	Certificate of Incorporation of International Wire Rome Operations, Inc.*

Exhibit T3A-4	Articles of Organization of IWG Resources LLC*

Exhibit T3A-5	Certificate of Incorporation of Omega Wire, Inc. (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3A-6	Certificate of Incorporation of OWI Corporation (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3A-7	Articles of Incorporation of Wire Technologies, Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3B-1	Bylaws of Applicant (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-2	Amended and Restated Bylaws of Camden Wire Co., Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3B-3	Bylaws of International Wire Rome Operations, Inc.*

Exhibit T3B-4	Limited Liability Company Agreement of IWG Resources LLC*

Exhibit T3B-5	Bylaws of Omega Wire, Inc. (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-6	Bylaws of OWI Corporation (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-7	Bylaws of Wire Technologies, Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3C	Form of Indenture between Applicant and the Trustee.**

Exhibit T3D	Not Applicable

Exhibit T3E-1	Second Amended and Restated Disclosure Statement for Debtors’ Second Amended and Restated Joint Plan of Reorganization, dated June 30, 2004.*

Exhibit T3E-2	Debtors’ Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated June 24, 2004.*

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.**

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.**

*	Filed herewith.

**	To be filed by amendment.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, International Wire Group, Inc., a Delaware corporation, and the Co-Applicants have duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Louis, Missouri, on the 23rd day of July, 2004.

INTERNATIONAL WIRE GROUP, INC.

		By:	/s/ David J. Webster

		Name:	David J. Webster
		Title:	Chief Restructuring Officer & Secretary

Attest:	/s/ Kelly E. Wetzler

Name:	Kelly E. Wetzler
Title:	Assistant Secretary

CAMDEN WIRE CO., INC.

		By:	/s/ David J. Webster

		Name:	David J. Webster
		Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler

Name:	Kelly E. Wetzler
Title:	Assistant Secretary

INTERNATIONAL WIRE ROME OPERATIONS, INC.

		By:	/s/ David J. Webster

		Name:	David J. Webster
		Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler

Name:	Kelly E. Wetzler
Title:	Assistant Secretary

IWG RESOURCES LLC

		By:	/s/ David J. Webster

		Name:	David J. Webster
		Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler

Name:	Kelly E. Wetzler
Title:	Assistant Secretary

OMEGA WIRE, INC.

		By:	/s/ David J. Webster

		Name:	David J. Webster
		Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler

Name:	Kelly E. Wetzler
Title:	Assistant Secretary

OWI CORPORATION

		By:	/s/ David J. Webster

		Name:	David J. Webster
		Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler

Name:	Kelly E. Wetzler
Title:	Assistant Secretary

WIRE TECHNOLOGIES, INC.

		By:	/s/ David J. Webster

		Name:	David J. Webster
		Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler

Name:	Kelly E. Wetzler
Title:	Assistant Secretary

Exhibit Index

Exhibit No.	Description
Exhibit T3A-1	Restated Certificate of Incorporation of Applicant (incorporated by reference to to Applicant’s current report on Form 10-K for the fiscal year ended December 31, 1996).

Exhibit T3A-2	Certificate of Incorporation of Camden Wire Co., Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3A-3	Certificate of Incorporation of International Wire Rome Operations, Inc.*

Exhibit T3A-4	Articles of Organization of IWG Resources LLC*

Exhibit T3A-5	Certificate of Incorporation of Omega Wire, Inc. (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3A-6	Certificate of Incorporation of OWI Corporation (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3A-7	Articles of Incorporation of Wire Technologies, Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3B-1	Bylaws of Applicant (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-2	Amended and Restated Bylaws of Camden Wire Co., Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3B-3	Bylaws of International Wire Rome Operations, Inc.*

Exhibit T3B-4	Limited Liability Company Agreement of IWG Resources LLC*

Exhibit T3B-5	Bylaws of Omega Wire, Inc. (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-6	Bylaws of OWI Corporation (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-7	Bylaws of Wire Technologies, Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3C	Form of Indenture between Applicant and the Trustee.**

Exhibit T3D	Not Applicable

Exhibit No.	Description
Exhibit T3E-1	Second Amended and Restated Disclosure Statement for Debtors’ Second Amended and Restated Joint Plan of Reorganization, dated June 30, 2004.*

Exhibit T3E-2	Debtors’ Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated June 24, 2004.*

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.**

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.**

*	Filed herewith.

**	To be filed by amendment.